EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2007 under Consolidated Indian GAAP
Wipro’s IT Business crosses $3 billion in FY 06-07;
Wipro’s Sales & Other Income crosses $1 billion in Q4 FY 06-07;
Wipro’s Net Income grows 42% in FY06-07
Bangalore, April 20, 2007 –Wipro Limited today announced its results approved by the Board of Directors for the quarter and year ended March 31, 2007.
Highlights
Results for the year ended March 31, 2007
•	Wipro Limited Revenue increased by 41% to Rs. 150 billion (Rs. 15,000 Crores)

•	Profit After Tax (PAT) grew by 42% to Rs. 29.42 billion (Rs. 2,942 Crores)

•	Revenues of our combined IT Businesses crossed landmark of $3 billion in annual Revenue

•	Revenue of Wipro’s Global IT Business crossed Rs. 100 billion mark and grew 38% to Rs. 110.95 billion (Rs. 11,095 Crores); Profit Before Interest & Tax (PBIT) grew by 36% to Rs. 26.94 billion (Rs. 2,694 Crores)

•	Enterprise Solutions Business in Global IT Services segment crossed landmark of $1 billion of annual Revenue and Finance Solutions Business crossed $500 million of annual Revenue

•	Revenue from our India, Middle East and Asia Pacific business crossed $500 million and grew by 46% to Rs. 24.84 billion (Rs. 2,484 Crores); PBIT grew by 47% to Rs. 2.14 billion (Rs. 214 Crores)

•	Board of Directors recommend a final cash dividend of Rs. 1 per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July 2007. This, coupled with interim dividend of Rs. 5 per share, will take total dividend to 300% at Rs. 6 per share
Results for the Quarter ended March 31, 2007
•	Wipro Limited’s Sales & Other Income during the quarter crossed the milestone of $1 billion

•	Wipro Limited Revenue increased by 39% year on year (yoy) to Rs. 43.33 billion (Rs. 4,333 Crores); PAT grew by 39% yoy to Rs. 8.56 billion (Rs. 856 Crores)

•	Global IT Services & Products Revenue was Rs. 30.48 billion (Rs. 3,048 Crores) reflecting an increase of 32% yoy; PBIT was Rs. 7.32 billion (Rs. 732 Crores) reflecting a growth of 26%

•	Global IT Services & Products added 44 new clients in the quarter

•	Wipro’s India, Middle East & Asia Pac business records 38% yoy growth in Revenues to Rs. 7.84 billion (Rs. 784 Crores); PBIT grew 29% to Rs. 0.73 billion (Rs. 73 Crores)
Performance for the Year ended March 31, 2007 and Outlook for the Quarter ending June 30, 2007
Azim Premji, Chairman of Wipro, commenting on the results said “All our business segments contributed to the strong growth in Revenues and Profits during FY2006-07. During the year, we completed strategic acquisitions, expanded local sales foot-print, built deeper domain skills and sharpened our account management focus. We enhanced our Global Delivery capabilities through centres in Romania, Brazil and Portugal. Encouraged by our early success, we launched more projects under the Quantum Innovation Umbrella that are focused on creating non-linear growth opportunities, superior delivery structures and new business opportunities. Our Indian IT Services & Products Business, Our Consumer Care & Lighting Business and our Infrastructure Engineering Business also delivered industry leading growth rates. Given the exciting prospects in all our business segments, we look forward to 2007-08 and beyond with excitement. Looking ahead, for the quarter ending June 2007, we expect our Revenue from our Global IT services business to be approximately $711 million.”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended March 2007, we delivered Revenues of $690.7 million ahead of our guidance of $685 million. We continue to see robust growth momentum in our differentiated Services – Business Process Outsourcing (BPO), Enterprise Application Services and Technology Infrastructure Services. Increase in billing rates and improved profitability in our acquisitions and BPO significantly offset adverse impacts of Onsite wage hikes and exchange rate movement on profitability. Operating Margins of our acquisitions portfolio improved by more than 900 basis points sequentially. We are happy to share that all our acquisitions have reported profits for the quarter ended March 31, 2007. For the full year FY07, we have delivered a margin of 24.3% in our Global IT business, in a narrow range of that of FY05-06, despite significant investments in acquisitions and sales & marketing.”
Wipro Limited
Revenues for the year ended March 31, 2007, were Rs. 150 billion, representing a 41% increase yoy. Profit after Tax for the year was Rs. 29.42 billion, an increase of 42% yoy. Revenues for the quarter ended March 31, 2007, were Rs.43.33 billion and Profit after Tax was Rs. 8.56 billion.
Global IT Services and Products
Global IT Services & Products reported Revenues of Rs. 110.95 billion for the year ended March 31, 2007, representing an increase of 38% yoy and PBIT of Rs. 26.94 billion, an increase of 36% yoy. Operating Income to Revenue for the year was 24.3%.
For the quarter ended March 31, 2007, Global IT Services & Products grew its Revenue to Rs. 30.48 billion and PBIT increased to Rs. 7.32 billion. Operating Income to Revenue was 24.0%. Technology Business contributed 30% of the Revenues of Global IT Services, Enterprise Business contributed 61% of Revenues and the balance 9% was contributed by BPO Services.
We had 67,818 employees as of March 31, 2007, which includes 50,354 employees in our IT Services business and 17,464 employees in our BPO business. This represents a net addition of 14,076 people comprised of 12,699 in our IT Services business and 1,377 people in our BPO business for the year.
During this quarter, Wipro Technologies launched a multi-media campaign around the theme of “Applied Innovation”. Applied Innovation is the ability to infuse newer ideas and newer ways of doing things into all parts of the organization, and improve business outcomes, often without major or disruptive change. It is a 360-degree business approach covering process, delivery, business and technology innovations that help Wipro to work collaboratively with clients for cost take-outs, speed to market and new business opportunities. This is expected to evolve into a global branding campaign in the coming fiscal.
New Business
Wipro added 44 new clients this quarter. Some of the major engagements we won include a multi-million dollar Managed Infrastructure Services contract from a global leader in semiconductor manufacturing, a large ORACLE CRM engagement from a Telecom major and an Enterprise Test Management contract for testing the Retail Banking applications from a leading bank in North America. We also won a BPO contract from a large, global Airline company. There has also been a significant traction in the retail space with 4 new clients being added including one of the Top ten global retailers.
Innovation:
Wipro filed for 13 patents during the financial year and also filed more than 15 invention disclosures on behalf of its clients in the area of R&D services. Wipro BPO continues to grow strongly and this quarter saw the launch of its ‘Platform BPO’ solution during the recent Gartner Outsourcing Summit. Platform BPO helps enterprises increase business performance, optimize processes and enables end to end function outsourcing. We expect the Platform BPO approach to be a key differentiator for Wipro’s BPO offering.
Awards and Recognition:
During the quarter Wipro won IQPC’s 2007 Global Excellence Awards including the best Global F&A Excellence Award and the Global BPO Industry Leader award. Wipro also won the Dale Carnegie ‘Global Leadership Award’ and topped the Most Admired Knowledge Enterprises (MAKE) Asia rankings.
Global IT Services and Products accounted for 70% of the Revenue and 87% of the PBIT for the quarter ended March 31, 2007.
Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business
For the year ended March 31, 2007, Wipro Infotech recorded Revenues of Rs 24.84 billion, representing a growth of 46% yoy. PBIT grew by 47% yoy to Rs 2.14 billion. Services business contributed 33.7% to total Revenues and grew by 37% yoy.
For the quarter ended March 31, 2007, Wipro Infotech recorded Revenues of Rs 7.84 billion a growth of 38% yoy and PBIT of Rs. 0.73 billion a growth of 29% yoy. Services business contributed 31.4% to total Revenue during the quarter and grew by 40% yoy.
Marquee wins of the quarter include a comprehensive MySAP suite implementation at Zuari Cements, infrastructure management contracts at HDFC Standard Life and Oxigen Services, contracts from Bharti Airtel for data center & security consulting and system integration for setting up carrier ethernet network.
SAP recognized Wipro Infotech as the best channel partner across Asia Pacific. Microsoft recognized Wipro Infotech as the best partner in India. Wipro Infotech received several accolades from Cisco Systems including top sales achievement partner and best post sales support partner. Wipro Infotech won awards for Innovation in HR practices across several categories from Indiatimes — Mindscape, ITM — Bangalore & Stars of the Industry.
Wipro Infotech accounted for 18% of Revenue and 9% of the PBIT for the quarter ended March 31, 2007.
Wipro Consumer Care & Lighting
Wipro Consumer Care and Lighting business recorded Revenues of Rs. 8.18 billion with PBIT of Rs.1 billion for the year ended March 31, 2007, a yoy increase of 36% and 25% respectively. PBIT to Revenue was 12.3% for the year.
For the quarter ended March 31, 2007, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 2.28 billion with PBIT of Rs 0.27 billion contributing 5% of total Revenue and 3% of the PBIT for the quarter. PBIT to Revenue was 11.7% for the quarter.
Wipro Limited
For the year ended March 31, 2007, the Return on Capital Employed in Global IT Services was 63%, Wipro Infotech was 55% and Consumer Care and Lighting was 48%. At the Company level, the Return on Capital Employed was 36%, lower due to inclusion of cash and cash equivalents of Rs. 44.42 billion in Capital Employed (44% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the year ended March 31, 2007, was Rs. 29.17 billion, an increase of 44% yoy. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of taxes, accounting for forward contracts and amortization of intangible assets.
Global IT Services & Products segment Revenues were Rs. 110.74 billion for the year ended March 31, 2007, under US GAAP. The difference of Rs. 203 million is primarily attributable to difference in accounting standards.

Quarterly Conference call
Wipro will hold conference calls today at 1:30 p.m. Indian Standard Time (4:00 a.m. US Eastern Time) and at 7:30 p.m. Indian Standard Time (10:00 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	Senior Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350

rajesh.ramaiah@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & YEAR ENDED MARCH 31, 2007
Rs. in Million

	Nine months	Quarter ended March 31			Year ended March 31
	ended December			Growth			Growth
Particulars	31, 2006	2007	2006	%	2007	2006	%

Revenues
IT Services	70,342	26,201	20,637	27%	96,543	72,531	33%
Acquisitions	3,368	1,643	443	—	5,011	502	—
BPO Services	6,755	2,636	2,091	26%	9,391	7,627	23%
Global IT Services and Products	80,465	30,480	23,171	32%	110,945	80,660	38%
India & AsiaPac IT Services and Products	16,998	7,837	5,695	38%	24,835	17,048	46%
Consumer Care and Lighting	5,907	2,275	1,658	37%	8,182	6,008	36%
Others	4,092	3,038	876	247%	7,130	3,323	115%
Eliminations	(785)	(299)	(268)		(1,084)	(781)

TOTAL	106,677	43,331	31,132	39%	150,008	106,258	41%

Profit before Interest and Tax — PBIT
IT Services	18,136	6,434	5,412	19%	24,570	18,751	31%
Acquisitions	(19)	231	29	—	212	45	—
BPO Services	1,506	651	369	76%	2,157	1,058	104%
Global IT Services and Products	19,623	7,316	5,810	26%	26,939	19,854	36%
India & AsiaPac IT Services and Products	1,408	731	566	29%	2,139	1,459	47%
Consumer Care and Lighting	739	267	214	25%	1,006	805	25%
Others	230	92	115	-20%	322	388	-17%

TOTAL	22,000	8,406	6,705	25%	30,406	22,506	35%

Interest, Dividend & Profit on sale of investments — Net	1,732	850	402	111%	2,582	1,272	103%

Profit Before Tax	23,732	9,256	7,107	30%	32,988	23,778	39%

Income Tax expense including Fringe Benefit Tax	(3,122)	(746)	(983)		(3,868)	(3,391)

Profit before Share in earnings of Associates and minority interest	20,610	8,510	6,124	39%	29,120	20,387	43%
Share in earnings of associaties	246	49	55		295	288
Minority interest	4	2	—		6	(1)

PROFIT AFTER TAX	20,860	8,561	6,179	39%	29,421	20,674	42%

Operating Margin
IT Services	26%	25%	26%		25%	26%
Acquisitions	—	14%	7%		4%	9%
BPO Services	22%	25%	18%		23%	14%
Global IT Services and Products	24%	24%	25%		24%	25%
India & AsiaPac IT Services and Products	8%	9%	10%		9%	9%
Consumer Care and Lighting	13%	12%	13%		12%	13%

TOTAL	21%	19%	22%		20%	21%

CAPITAL EMPLOYED
IT Services	31,049	38,050	27,952		38,050	27,952
Acquisitions	8,404	8,404	2,692		8,404	2,692
BPO Services	2,096	2,493	6,357		2,493	6,357
Global IT Services and Products	41,549	48,947	37,001		48,947	37,001
India & AsiaPac IT Services and Products	4,287	5,363	2,401		5,363	2,401
Consumer Care and Lighting	2,573	2,957	1,210		2,957	1,210
Others	46,800	42,584	26,272		42,584	26,272

TOTAL	95,209	99,851	66,884		99,851	66,884

CAPITAL EMPLOYED COMPOSITION
IT Services	33%	38%	41%		38%	42%
Acquisitions	9%	8%	4%		8%	4%
BPO Services	2%	2%	10%		2%	10%
Global IT Services and Products	44%	48%	55%		48%	56%
India & AsiaPac IT Services and Products	4%	5%	3%		5%	3%
Consumer Care and Lighting	3%	3%	2%		3%	2%
Others	49%	44%	39%		44%	39%

TOTAL	100%	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	82%	74%	87%		74%	76%
Acquisitions	—	11%	5%		4%	3%
BPO Services	48%	113%	17%		49%	14%
Global IT Services and Products	67%	65%	65%		63%	59%
India & AsiaPac IT Services and Products	56%	61%	96%		55%	77%
Consumer Care and Lighting	52%	39%	76%		48%	76%

TOTAL	36%	34%	38%		36%	37%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	Segment revenue includes all allocable other income and exchange differences which are reported in other income / general & administrative expenses in the financial statements.

3.	PBIT for the quarter and year ended March 31, 2007 is after considering restricted stock unit amortisation of Rs. 42 Million (2006: Rs. 154 Million) and Rs. 1,078 Million (2006: Rs. 633 Million) respectively. PBIT of Global IT Services and Products for the quarter and year ended March 31, 2007 is after considering restricted stock unit amortisation of Rs. 30 Million (2006: Rs. 131 Million) and Rs. 936 Million (2006: Rs. 544 Million) respectively.

4.	Capital employed of segments is net of current liabilities as follows :–
(Rs. in Million)

	As of March 31,
Name of the Segment	2007	2006

Global IT Services and Products	18,501	13,510
India & AsiaPac IT Services and Products	6,897	5,314
Consumer Care and Lighting	1,537	1,080
Others	14,765	11,311

	41,700	31,215

5.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 44,423 Million (2006: Rs. 38,671 Million).

6.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended March 31,				Year ended March 31,
Geography	2007	%	2006	%	2007	%	2006	%

India	9,749	23%	7,042	23%	31,371	21%	22,438	21%
USA	19,131	44%	15,215	48%	72,702	48%	53,088	50%
Europe	11,565	26%	7,020	23%	36,972	25%	24,311	23%
Rest of the World	2,886	7%	1,855	6%	8,963	6%	6,421	6%

Total	43,331	100%	31,132	100%	150,008	100%	106,258	100%

7.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

8.	As at March 31, 2007, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware and Quantech are reported separately under ‘Acquisitions’.

9.	As of March 31, 2007, forward contracts and options (including zero cost collars) to the extent of USD 93 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price. The exchange differences on the forward contracts and gain / loss on such options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of March 31, 2007, the Company had forward / option contracts to sell USD 87 Million, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts is a gain of Rs. 105 Million. The premium / discount at inception of forward contracts is amortised over the life of the contract.

Additionally, as at March 31, 2007 forward contract to purchase USD 135 Million has been designated to hedge highly probable outflows. The effect of mark to market of the designated contract is a loss of Rs. 25 Million.

10.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years.

In July 2006, the Company granted 7 Million RSUs. 2.5 Million RSU s were granted under WRSUP 2004, 0.9 Million under WARSUP 2004 and 3.6 Million under WRSUP 2005.

The accounting policy of the Company is to amortize stock compensation cost on a straight line basis. However, pursuant to the Guidance Note on Employee Share-based Payments issued by ICAI, which is applicable to all stock option grants made on or after April 1, 2005, the Company amortized the stock compensation cost relating to the July 2006 stock option grants on an accelerated amortization basis. In March 2007, the ICAI announced a limited revision to the guidance note. The guidance note now permits a choice of straight line and accelerated basis of amortization of stock compensation cost.

Subsequent to this revision, the Company has opted to amortize the cost relating to stock option grants on a straight line basis and has retroactively applied the policy for grants made during the year ended March 31, 2007.

For the year ended March 31, 2007, the Company has recorded stock compensation expense of Rs. 1,078 Million.

The Company has been advised by external counsel that the straight line amortization over the total vesting period also complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize cost on an accelerated basis, profit before taxes for the year ended March 31, 2006 and 2007 would have been lower by Rs.490 million and Rs. 348 million respectively. This would effectively increase the profit before tax in later years by similar amounts.

11.	The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 Million (including interest of Rs. 750 Million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal against the above order.

In March 2007, the first Income tax appellate authority upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003.

In December 2006, the Company received additional tax demand of Rs. 3,027 Million (including interest of Rs. 753 Million) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand. Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.

Income taxes recorded in the quarter and year ended March 31, 2007 includes a net tax benefit of Rs.

614 Million and Rs. 847 Million respectively that relate to previous tax years.

12.	The following are the details of acquisitions made by the Company during the year ended March 31, 2007 and 2006.

Sr.		Acquired
No.	Acquired entity	during	Nature of business
Global IT Services & Products

1	Quantech Global Services LLC and Quantech Global Services Ltd (Quantech)	Jul 06	Engaged in Computer Aided Design and Engineering services

2	Saraware Oy	Jun 06	Engaged in providing design and engineering services to telecom companies

3	RetailBox BV and subsidiaries (Enabler)	Jun 06	Leading specialist in the development, implementation and support of IS systems for retail industry.

4	cMango Inc and subsidiaries (cMango)	Apr 06	Engaged in providing business management service solutions

5	mPower Software Services Inc. and its subsidiaries	Dec 05	Engaged in providing IT Services payments in service sector

6	BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic)	Dec 05	Engaged in semiconductor Intellectual Property (IP) cores and complete system on chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services.

India & AsiaPac IT Services and Products

7	India, Middle East and SAARC operations of 3D Networks and Planet PSG	Nov 06	Engaged in the business of communication solutions that Include consulting, voice, data and converged solutions, and managed services

Consumer Care & Lighting

8	Trademark /brand “North-West” and assets of North-West Switchgear Limited	May 06	The Company acquired a substantial portion of the business and brand of North West Switch Gear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers.

Others

9	Hydrauto Group AB (Hydrauto)	Nov 06	Engaged in production, marketing and development of customized hydraulic cylinders solution for mobile applications.

	Upfront purchase	Goodwill arising from
Segments	consideration (a)	acquisitions
Global IT Services & Products	6,947	6,310
India & AsiaPac IT Services & Products	904	384
Consumer Care & Lighting	1,053	—
Others	1,412	1,217

(a)	Certain acquisition agreements include earn-outs, determined based on specific financial targets being achieved over the earn-out period and will be recorded as purchase consideration when paid.

13.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the con solidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals had been accounted for by equity method of accounting. Consequent to sale of four Million equity shares in WeP Pheripherals, the carrying value of investment in WeP Pheripherals would be classified under long term investments.